Exhibit 21.1

SUBSIDIARIES OF EGPI FIRECREEK, INC.

Energy Producers, Inc., a Nevada corporation

Chanwest Resources, Inc., a Texas corporation

M3 Lighting Inc., a Nevada corporation

Redquartz LTD., a company formed and existing under the laws of the country of Ireland

Energy Ventures One, Inc., a Nevada corporation

Arctic Solar Engineering, LLC, a Missouri limited liability company